Boots

D90/COMP SEC/CW
27 April 2006

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

SUPPL

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 28th January 2006 to the 10th February 2006 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 28th January 2006 to the 10th February 2006.

- 117 Announcements as enclosed

Documents filed by Boots Group PLC with the Registrar of Companies from 28th January to the 10th February 2006.

- One form 88 (2) Return of Allotment of Shares filed 31st January 2006

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CWells

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com



COMPANY FILING HISTORY

Company Number: 04452715
Company Name: BOOTS GROUP PLC



Use the tick boxes to select documents from the list below and click on 'Order' to complete your order.

Exclude Allotment Of Shares — Order

Select	Type	Date	Description
	MEM/ARTS	24/03/2006	MEMORANDUM OF ASSOCIATION ARTICLES OF ASSOCIATION
	RES13	01/03/2006	APPROVE CIRCULAR 20/10/05
	122	01/03/2006	CONSO S-DIV 13/02/06
	AA	13/02/2006	INTERIM ACCOUNTS MADE UP TO 31/01/06
	88(2)R	07/02/2006	AD 31/01/06--------- £ SI 26@.25=6 £ IC 180587169/180587175
	288c	08/12/2005	DIRECTOR'S PARTICULARS CHANGED
	288a	25/10/2005	DIRECTOR APPOINTED
	353a	04/10/2005	LOCATION OF REGISTER OF MEMBERS (NON-LEGIBLE)
	288b	04/10/2005	DIRECTOR RESIGNED
	AA	01/08/2005	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/03/05
	RES09	29/07/2005	DISAPP PRE-EMPT RIGHTS 21/07/05; AUTH ALLOT OF SECURITY 21/07/05 ; 72,200,000 ORD
	169	15/07/2005	£ IC 180592896/180487168 20/05/05 £ SR 422915@.25=105728
	169	15/07/2005	£ IC 180780396/180592896 17/05/05 £ SR 750000@.25=187500
	169	15/07/2005	£ IC 181055396/180780396 12/05/05 £ SR 1100000@.25=275000
	169	15/07/2005	£ IC 181330396/181055396 09/05/05 £ SR 1100000@.25=275000
	169	15/07/2005	£ IC 181655396/181330396 04/05/05 £ SR 1300000@.25=325000
	169	15/07/2005	£ IC 181900396/181655396 28/04/05 £ SR 980000@.25=245000
	363a	10/08/2005	RETURN MADE UP TO 31/05/05; BULK LIST AVAILABLE SEPARATELY
	288c	22/07/2005	DIRECTOR'S PARTICULARS CHANGED
	288c	30/06/2005	DIRECTOR'S PARTICULARS CHANGED
	288b	21/06/2005	DIRECTOR RESIGNED
	169	24/05/2005	£ IC 182125396/181900396 25/04/05 £ SR 900000@.25=225000
	169	24/05/2005	£ IC 182325396/182125396 20/04/05 £ SR 800000@.25=200000
	169	24/05/2005	£ IC 182512896/182325396


LFM
WWW.LASERFORM.CO.UK

8

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	04452715
Company name in full	BOOTS GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day Month Year 31 / 12 / 06	Day Month Year

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	26		
Nominal value of each share	25 pence		
Amount (if any) paid or due on each share (including any share premium)	£6.38		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	


LYMOKCJB
L12 467
COMPANIES HOUSE 31/01/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Boots Share Plan Trustee Limited Address: 1 Thane Road West Nottingham UK Postcode: NG2 3AA	25 pence ordinary	26
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref:KRD/MJZR/RLD)
One Bunhill Row
London
EC1Y 8YY

Tel 020-7090-3766

DX number DX exchange



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Time/Date	Code	Name	Headline
15:48 30-Jan-06	BOOT	Boots Group PLC	Director/PDMR Shareholding
15:44 30-Jan-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
14:31 30-Jan-06		State Street Global Advisors	Rule 8.3-Boots Group PLC
14:19 30-Jan-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
12:47 30-Jan-06		BNP Paribas London	Rule 8.3- Boots Group PLC
12:10 30-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
12:07 30-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
11:42 30-Jan-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:20 30-Jan-06	TTP	GoldmanSachs International	EPT Disclosure

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Time/Date	Code	Name	Headline
10:53 31-Jan-06	AV.	Aviva PLC	Rule 8.3- Boots Group plc
10:42 31-Jan-06		Paul Bateman	Rule 8.1- (Boots Group PLC)

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Time/Date	Code	Name	Headline
15:46 31-Jan-06		Paul Bateman	Rule 8.1- Boots Group PLC
15:22 31-Jan-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group
15:03 31-Jan-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
14:07 31-Jan-06		M&G Inv Management Ltd	Rule 8.3 - Boots Group Plc
12:38 31-Jan-06		BNP Paribas London	Rule 8.3- Boots Group PLC
12:20 31-Jan-06	TTP	Merrill Lynch International	EPT Disclosure
12:13 31-Jan-06	TTP	GoldmanSachs International	EPT Disclosure
12:00 31-Jan-06	TTP	UBS AG (EPT)	EPT Disclosure
11:52 31-Jan-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:27 31-Jan-06	BOOT	Boots Group PLC	Sale of BHI

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Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
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22-34

Page 1 of 2

Time/Date	Code	Name	Headline
16:19 01-Feb-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
15:08 01-Feb-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
14:32 01-Feb-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:28 01-Feb-06	BOOT	Boots Group PLC	Holding(s) in Company
12:32 01-Feb-06	TTP	GoldmanSachs International	EPT Disclosure
11:44 01-Feb-06	TTP	UBS AG (EPT)	EPT Disclosure
11:43 01-Feb-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:30 01-Feb-06	TTP	Merrill Lynch International	EPT Disclosure
11:28 01-Feb-06		Legal & General Investment Mgmnt Ld	Rule 8.3-Boots Group Plc
10:56 01-Feb-06	AV	Aviva PLC	Rule 8.3- Boots Group PLC

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Page 2 of 2

Time/Date	Code	Name	Headline
10:30 01-Feb-06		BNP Paribas London	Rule 8.3- Boots Group PLC
07:00 01-Feb-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Alliance Unichem)
07:00 01-Feb-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)

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Your search returned 11 news announcements

35-44

Page 1 of 2

Time/Date	Code	Name	Headline
15:04 02-Feb-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
14:24 02-Feb-06	TTP	UBS AG (EPT)	EPT Disclosure - Amendment
13:41 02-Feb-06	SDR	Schroders PLC	Rule 8.3- Boots Group plc
13:22 02-Feb-06	TTP	GoldmanSachs International	EPT Disclosure
12:56 02-Feb-06	BOOT	Boots Group PLC	Holding(s) in Company
12:11 02-Feb-06	TTP	Merrill Lynch International	EPT Disclosure
12:07 02-Feb-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:01 02-Feb-06		BNP Paribas London	Rule 8.3- Boots Group PLC
11:47 02-Feb-06	TTP	UBS AG (EPT)	EPT Disclosure
11:24 02-Feb-06	AV	Aviva PLC	Rule 8.3- Boots Group plc

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45-56

Page 2 of 2

Time/Date	Code	Name	Headline
10:58 03-Feb-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC
07:00 03-Feb-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)

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Date from: 3 Feb 2006
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Your search returned 12 news announcements

45-56

Page 1 of 2

Time/Date	Code	Name	Headline
15:16 03-Feb-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
13:34 03-Feb-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:48 03-Feb-06	TTP	GoldmanSachs International	EPT Disclosure
12:45 03-Feb-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
12:44 03-Feb-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Alliance Unichem)
12:43 03-Feb-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:27 03-Feb-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:04 03-Feb-06	TTP	UBS AG (EPT)	EPT Disclosure
11:56 03-Feb-06		BNP Paribas London	Rule 8.3- Boots Group PLC
11:04 03-Feb-06	TTP	Merrill Lynch International	EPT Disclosure

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57-68.

Page 2 of 2

Time/Date	Code	Name	Headline
11:32 06-Feb-06	TTP	Merrill Lynch International	EPT Disclosure
11:21 06-Feb-06	TTP	GoldmanSachs International	EPT Disclosure

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Page 1 of 2

Time/Date	Code	Name	Headline
17:15 06-Feb-06		Goldman Sachs Asset Management LP	Rule 8.3 - Alliance Unichem
14:45 06-Feb-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
14:34 06-Feb-06		BNP Paribas London	Rule 8.3- Boots Group PLC
13:41 06-Feb-06		Credit Suisse Securities (Eur) Ltd	Rule 8.1-Boots Group Plc
13:25 06-Feb-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure - Amendment
11:59 06-Feb-06	TTP	Merrill Lynch International	EPT Disclosure-Amend
11:58 06-Feb-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
11:54 06-Feb-06	TTP	UBS AG (EPT)	EPT Disclosure - Amendment
11:51 06-Feb-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:49 06-Feb-06	TTP	UBS AG (EPT)	EPT Disclosure

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Name/code: boots group plc
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69-82

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Time/Date	Code	Name	Headline
16:11 07-Feb-06	BOOT	Boots Group PLC	Director/PDMR Shareholding
14:56 07-Feb-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
14:45 07-Feb-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
14:32 07-Feb-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
12:42 07-Feb-06		BNP Paribas London	Rule 8.3- Boots Group PLC
12:04 07-Feb-06	TTP	GoldmanSachs International	EPT Disclosure
11:54 07-Feb-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:50 07-Feb-06	TTP	UBS AG (EPT)	EPT Disclosure
11:24 07-Feb-06	AUN	Alliance UniChem PLC	Merger Update
11:21 07-Feb-06	BOOT	Boots Group PLC	Merger Update

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Time/Date	Code	Name	Headline
11:18 07-Feb-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
11:01 07-Feb-06	OFT	Office of Fair Trading	Statement re Boots Unichem
11:00 07-Feb-06	OFT	Office of Fair Trading	Merger Update
07:05 07-Feb-06	BOOT	Boots Group PLC	FRN Variable Rate Fix

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83-95

Page 1 of 2

Time/Date	Code	Name	Headline
17:04 08-Feb-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
16:37 08-Feb-06	TTP	Merrill Lynch International	EPT Disclosure
15:14 08-Feb-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
13:47 08-Feb-06		BNP Paribas London	Rule 8.3- Boots Group PLC
12:32 08-Feb-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:29 08-Feb-06	TTP	GoldmanSachs International	EPT Disclosure
12:14 08-Feb-06	TTP	UBS AG (EPT)	EPT Disclosure - Amendment
12:09 08-Feb-06	TTP	UBS AG (EPT)	EPT Disclosure
12:03 08-Feb-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:40 08-Feb-06	BOOT	Boots Group PLC	Share Consolidation

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Page 2 of 2

Time/Date	Code	Name	Headline
11:09 08-Feb-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
10:27 08-Feb-06		Legal & General Investment Mgmnt Ld	Rule 8.3- Boots Group Plc
07:00 08-Feb-06	TTP	Merrill Lynch International	EPT Disclosure

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Name/code: boots group plc

Index: FTSE 100

Industry sector: General Retailers

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Released: Select

Date from: 9 Feb 2006

to: 9 Feb 2006

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Your search returned 9 news announcements

96 -104.

Time/Date	Code	Name	Headline
17:03 09-Feb-06	BOOT	Boots Group PLC	Statement re Special Dividend
15:42 09-Feb-06	FRK	Franklin Resources Inc.	Rule 8.3- Boots Group PLC
14:02 09-Feb-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
13:00 09-Feb-06		BNP Paribas London	Rule 8.3- Boots Group PLC
12:58 09-Feb-06	TTP	Merrill Lynch International	EPT Disclosure
12:25 09-Feb-06	TTP	UBS AG (EPT)	EPT Disclosure
12:15 09-Feb-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
11:27 09-Feb-06		Legal & General Investment Mgmnt Ltd	Rule 8.3- Boots Group
10:43 09-Feb-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure

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Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 10 Feb 2006
to: 10 Feb 2006
News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

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Your search returned 13 news announcements

105-117.

Page 1 of 2

Time/Date	Code	Name	Headline
16:49 10-Feb-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
16:31 10-Feb-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
16:07 10-Feb-06	BOOT	Boots Group PLC	Holding(s) in Company
15:19 10-Feb-06		BNP Paribas London	Rule 8.3- Boots Group PLC
15:17 10-Feb-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:55 10-Feb-06	TTP	Merrill Lynch International	EPT Disclosure
12:53 10-Feb-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:00 10-Feb-06	TTP	GoldmanSachs International	EPT Disclosure
11:54 10-Feb-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:22 10-Feb-06	TTP	UBS AG (EPT)	EPT Disclosure

Page 1 of 2

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Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
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Released: Select
Date from: 10 Feb 2006
to: 10 Feb 2006
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Your search returned 13 news announcements

Page 2 of 2 115-117.

Time/Date	Code	Name	Headline
10:05 10-Feb-06	TTP	GoldmanSachs International	EPT Disclosure
09:48 10-Feb-06		Goldman Sachs Asset Management LP	Rule 8.3- (Alliance Unichem)
09:47 10-Feb-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Alliance Unichem)

Page 2 of 2

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Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:20 30-Jan-06
Number	6178X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**27 January 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
265,192	6.3586 GBP	6.3200 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price paid received ((
141,400	6.3586 GBP	6.3436 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	1,653	6.333602 GBP
CFD	Long	4,703	6.333606 GBP
CFD	Long	6,300	6.3369 GBP
CFD	Long	138,578	6.339142 GBP
CFD	Long	9	6.373221 GBP
CFD	Long	31,330	11.2807 USD
CFD	Long	11,919	11.2826 USD
CFD	Short	10,888	6.343783 GBP
CFD	Short	46,520	6.343783 GBP
CFD	Short	13,292	6.343783 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	30 January 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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RECEIVED
2006 MAY -3 A 11:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:42 30-Jan-06
Number	6208X

FORM 38.5

~~DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS~~
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
233,259	6.3650	6.3250

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
579,210	6.3650	6.3100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	14,888	6.339

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

5)	(GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	30 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:07 30-Jan-06
Number	6238X

FORM 38.5

~~DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS~~
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	27 JANUARY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
148,539	6.365 GBP	6.32 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
130,368	6.355 GBP	6.305 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	30 JANUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:10 30-Jan-06
Number	6245X

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	30 January 2006
Date of dealing	27 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

27 January 2006

Alliance UniChem Plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
278,685	GBP 8.49	GBP 8.37
Total number of securities sold	**Highest price received**	**Lowest price received**
257,072	GBP 8.50	GBP 8.42

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing,	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received

varying etc. per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
335,245	GBP 6.35	GBP 6.28
Total number of securities sold	**Highest price received**	**Lowest price received**
392,122	GBP 6.37	GBP 6.28

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/01/2006
Contact name	Alasdair Coutts-Britton

Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Alliance UniChem Plc
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
84,614	GBP 7.06	GBP 7.01
Total number of securities sold	**Highest price received**	**Lowest price received**
108,229	GBP 7.04	GBP 7.02

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

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Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:47 30-Jan-06
Number	6284X

RNS Number:6284X
BNP Paribas London
30 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	27TH JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,952,414	2.901		
(2) Derivatives (other than options)			16,000,000	2.215
(3) Options and agreements to purchase/sell				
Total	20,952,414	2.901	16,000,000	2.215

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: | Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	7,900	6.335
	5,311	6.34
	1,460	6.345
SALES	27	6.32
	55,283	6.325
	1,460	6.335
	3,944	6.34

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30TH JANUARY 2006
Contact name	ETHNA HORIGAN
Telephone number	020 7595 3659
If a connected EFM, name of offeree/offeror with which connected	

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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(6)

Regulatory Announcement

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	14:19 30-Jan-06
Number	6348X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**27 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	8,351,700	(2.3125%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	8,351,700	(2.3125%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	90,321	8.4476 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**30 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3-Boots Group PLC
Released	14:31 30-Jan-06
Number	6357X

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	27/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18597016	2.56299		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18597016	2.56299	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	17875	6.33

(b) Derivatives Transactions (other than options)

~~Product Name (e.g. CFD)~~	~~Long/Short~~ (Note 6)	~~No./Securites~~ (Note 7)	~~Price/Unit~~ (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	30/01/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:44 30-Jan-06
Number	6416X

RNS Number:6416X
Franklin Resources Inc
30 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JANUARY 27, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	46,253,800	6.40%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	46,253,800	6.40%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	139,976	6.342 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	JANUARY 30, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

---

This information is provided by RNS
The company news service from the London Stock Exchange

END


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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	15:48 30-Jan-06
Number	6433X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

ANDREW UNITT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

ANDREW UNITT

8 State the nature of the transaction

SALE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

7,181

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00099%

13. Price per *share* or value of transaction

£6.3358

14. Date and place of transaction

27th January 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

96,109 0.0133%

16. Date issuer informed of transaction

30th January 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

SONIA FENNELL 0115 9687094

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

30th January 2006

END
END

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Company	Paul Bateman
TIDM	
Headline	Rule 8.1- (Boots Group PLC)
Released	10:42 31-Jan-06
Number	6391X

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Paul Bateman*
Company dealt in	Boots Group PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 25p each
Date of dealing	20th January 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of Shares under the Boots Group All-Employee Share Ownership Plan	19	£6.355

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	

		Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	**30th January 2006**
Contact name	**Sonia Fennell**
Telephone number	**0115 968 7094**
Name of offeree/offeror with which associated	**Boots Group PLC**
Specify category and nature of associate status (Note 10)	**Executive director of Boots Group PLC**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	10:53 31-Jan-06
Number	6811X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.25
Date of dealing	30 JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,257,280	1.282%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	9,257,280	1.282%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	6,300	GBP6.382500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	31 JANUARY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Sale of BHI
Released	11:27 31-Jan-06
Number	6872X

RNS Number:6872X
Boots Group PLC
31 January 2006

Sale of Boots Healthcare International

Boots today announces the completion of the sale of its Boots Healthcare International (BHI) division to Reckitt Benckiser for a cash consideration of £1.926bn.

The proceeds of the sale will be used as follows:

1. £1.43bn to be returned to shareholders via a special dividend of 200p per share.
2. £0.4bn to be retained, as previously indicated, to fund additional investment in the Group and improve its overall financial flexibility.
3. £0.1bn taxation and transaction costs.

The special dividend will be paid no later than 24 February and the shares will trade ex-dividend from 13 February. The special dividend will be accompanied by a consolidation of Boots ordinary shares in the ratio 58 to 39. The share consolidation will, in effect, maintain comparability of earnings per share and share prices before and after the payment of the special dividend and will preserve the position of Boots option holders who will not receive the special dividend. The record date for the share consolidation will be 10 February.

The disposal will give rise to an accounting profit of £1.4bn which will be reported under Other Operating Income and Expenditure in the results for year ending 31 March 2006. It is expected that BHI operating profit for the 10 months to 31 January 2006 will be around £80m. The reduction in net debt and additional cash balances resulting from the transaction will reduce the interest charge for the financial year by £5m.

The £400m retained in the business will be used, in part, to finance the additional payment of £85m into the Boots pension scheme that was announced in November. This payment will ensure the scheme remains one of the best funded in the FTSE and is good news for employees and shareholders. The remaining funds will be used primarily to enhance the ongoing programme to Build a Better Boots through investing in stores and in reducing structural costs as well as to strengthen the Group's balance sheet. Further details will be announced as plans are finalised. These plans will be independent of but complementary to the proposed merger with Alliance UniChem.

- ENDS -

For further information, please contact:

Investor Relations

Chris Laud
Tel: 0115 968 7080

Media

Donal McCabe
Tel: 0115 968 7029
Mobile: 07769 690618

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:52 31-Jan-06
Number	6919X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
607,296	6.4050	6.3500

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
619,315	6.4000	6.3500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)		(Note 3) (GBP)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

None

....

Date of disclosure	31 January 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:00 31-Jan-06
Number	6928X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	30 JANUARY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
268,622	6.405 GBP	6.37 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
156,311	6.405 GBP	6.36 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	31 JANUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:13 31-Jan-06
Number	6937X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
85,936	6.3874 GBP	6.3436 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price paid received (
117,707	6.4045 GBP	6.3436 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	956	6.386596 GBP
CFD	Long	78	6.378406 GBP
CFD	Short	5,700	6.35773 GBP
CFD	Short	104,300	6.357723 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	31 January 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:20 31-Jan-06
Number	6949X

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	31 January 2006
Date of dealing	30 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

30 January 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
127,328	GBP 15.01	GBP 14.88
Total number of securities sold	**Highest price received**	**Lowest price received**
6,781	GBP 15.00	GBP 14.89

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
SHORT CFDLONG			200,000GBP 14.60

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	31/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
83,585	GBP 8.42	GBP 8.37
Total number of securities sold	Highest price received	Lowest price received
778	GBP 8.41	GBP 8.41

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	31/01/2006
Contact name	Alasdair Coutts-Britton

Telephone number | +44 20 7996 3565
Name of offeree/offeror with whom connected | Alliance UniChem Plc
Nature of connection # | Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
550,554	GBP 6.40	GBP 6.37
Total number of securities sold	**Highest price received**	**Lowest price received**
500,779	GBP 6.40	GBP 6.36

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	31/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
33,871	GBP 7.36	GBP 7.15
Total number of securities sold	**Highest price received**	**Lowest price received**
15,922	GBP 7.36	GBP 7.15

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	31/01/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

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Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:38 31-Jan-06
Number	6956X

RNS Number:6956X
BNP Paribas London
31 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	30TH JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,945,762	2.900		
(2) Derivatives (other than options)			16,000,000	2.215
(3) Options and agreements to purchase/sell				
Total	20,945,762	2.900	16,000,000	2.215

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	443	6.35
	1,500	6.36
	31,463	6.375
	701	6.39
SALES	443	6.35
	1,500	6.36
	2,379	6.365
	11,152	6.37
	135	6.375
	15,688	6.38
	4,536	6.385
	4,926	6.39

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 31ST JANUARY 2006

Contact name ETHNA HORIGAN

Telephone number 020 7595 3659

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	14:07 31-Jan-06
Number	PRNUK-3101

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.25
Date of dealing	30/01/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,394,617	1.30		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,394,617	1.30		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	477,551	6.38260

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 31/01/06

Contact name	Lara Shitta-Bey
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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(19)

Regulatory Announcement

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:03 31-Jan-06
Number	7108X

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	30/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18613309	2.56523		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18613309	2.56523	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	817	6.34
BUY	4494	6.40
BUY	4251	6.40
BUY	5469	6.40
BUY	2709	6.40
SELL	1447	6.40

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)
CFD		0	0.00

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	31/01/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group
Released	15:22 31-Jan-06
Number	7098X

RNS Number:7098X
Franklin Resources Inc
31 January 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JANUARY 30, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	46,688,380	6.46%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	46,688,380	6.46%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	434,580	6.391 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure JANUARY 31, 2006

Contact name ROBERT ROSSELOT

Telephone number 954-847-2285

If a connected EFM, name of offeree/offeror with which connected | N/A

If a connected EFM, state nature of connection (Note 10) | N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Paul Bateman
TIDM	
Headline	Rule 8.1- Boots Group PLC
Released	15:46 31-Jan-06
Number	7181X

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Paul Bateman***
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 25p each**
Date of dealing	**20th January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase through Dividend Re-Investment Plan	120	£6.425

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	**31st January 2006**
Contact name	**Sonia Fennell**
Telephone number	**0115 968 7094**
Name of offeree/offeror with which associated	**Boots Group PLC**
Specify category and nature of associate status (Note 10)	**Executive director of Boots Group PLC**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	07:00 01-Feb-06
Number	7347X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**30 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**8,268,230**	**(2.28945%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**8,268,230**	**(2.28945%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	83,470	8.4029 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

Regulatory Announcement


RECEIVED
2006 MAY -3 A 11:27

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Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	07:00 01-Feb-06
Number	7349X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**30 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	4,513,109	(1.27 %)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	4,513,109	(1.27 %)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	90,321	8.4476 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**31 January 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	10:30 01-Feb-06
Number	7465X

RNS Number:7465X
BNP Paribas London
01 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	31ST JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,979,940	2.904		
(2) Derivatives (other than options)			16,000,000	2.215
(3) Options and agreements to purchase/sell				
Total	20,979,940	2.904	16,000,000	2.215

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	26,168	6.36
	29,649	6.375
	3,571	6.405
	6,215	6.415
SALES	440	6.36
	30,985	6.43

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	1ST FEBRUARY 2006
Contact name	ETHNA HORIGAN
Telephone number	020 7595 3659
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	10:56 01-Feb-06
Number	7492X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.25
Date of dealing	31 JANUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	9,218,620	1.276%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	9,218,620	1.276%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	38,660	GBP6.418000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	01 FEBRUARY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3-Boots Group Plc
Released	11:28 01-Feb-06
Number	7542X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.25
Date of dealing	**31 January 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	29,366,927	4.06%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	29,366,927	4.06%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	7,000	GBP 6.415
Sale	7,000	GBP 6.415

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	01 February 2006
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:30 01-Feb-06
Number	7548X

FORM 38.5 (SUMMARY)
Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.
CONNECTED EXEMPT PRINCIPLE TRADER:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	01 February 2006
Date of dealing	31 January 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

31 January 2006
Alliance UniChem Plc - Common
BOC Group plc - Common
Boots Group Plc - Common
London Stock Exchange Plc - Common
AMENDMENT
state which element(s) of previous disclosure was incorrect:
In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
322,118	GBP 15.00	GBP 14.81
Total number of securities sold	**Highest price received**	**Lowest price received**
364,567	GBP 14.84	GBP 14.82

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	01/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
171,019	GBP 8.47	GBP 8.38
Total number of securities sold	**Highest price received**	**Lowest price received**
114,909	GBP 8.45	GBP 8.41

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	01/02/2006

Contact name Alasdair Coutts-Britton
Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Alliance UniChem Plc
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
873,875	GBP 6.46	GBP 6.36
Total number of securities sold	**Highest price received**	**Lowest price received**
946,554	GBP 6.46	GBP 6.36

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			10,000GBP 6.43
SHORT CFDLONG			20,000GBP 6.43

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	01/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/01/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
60,326	GBP 7.47	GBP 7.28

Total number of securities sold	Highest price received	Lowest price received
51,159	GBP 7.39	GBP 7.27

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	01/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:43 01-Feb-06
Number	7564X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	31 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
1,070,688	6.4350	6.3600

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
132,926	6.4350	6.3600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	800,000	6.3800
CFD	Long	1,897	6.4290
CFD	Long	5,289	6.4070

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call	**Writing, selling, purchasing,**	**Number of securities to which the**	**Exercise price** (GBP)	**Type, e.g. American, European**	**Expiry date**	**Option money paid/received**

option	varying etc.	option relates (Note 5)	etc.	per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	1 February 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:44 01-Feb-06
Number	7566X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	31 JANUARY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
775,739	6.455 GBP	6.36 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
1,737,019	6.46 GBP	6.365 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**01 FEBRUARY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:32 01-Feb-06
Number	7619X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**31 January 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
190,285	**6.4255 GBP**	**6.3866 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (]
130,436	**6.4255 GBP**	**6.3705 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**47,000**	**6.36 GBP**
CFD	**Long**	**50,000**	**6.4255 GBP**
CFD	**Short**	**90,000**	**6.37054 GBP**
CFD	**Short**	**47,000**	**6.36 GBP**
CFD	**Short**	**137**	**6.403396 GBP**
CFD	**Short**	**40,000**	**6.398049 GBP**
CFD	**Short**	**218**	**6.403399 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	01 February 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END



Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	13:28 01-Feb-06
Number	7664X

RNS Number:7664X
Boots Group PLC
01 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Boots Group PLC

2) Name of shareholder having a major interest
Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of body named in 2 and its subsidiary companies

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed. Notifiable interest in total of 25,152,985 shares.

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

N/A

11) Date company informed

Received 1st February 2006

12) Total holding following this notification

25,152,985

13) Total percentage holding of issued class following this notification

3.48%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....1st February 2006....

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:32 01-Feb-06
Number	7704X

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	31/01/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 165 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	18612524	2.56513		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18612524	2.56513	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	46	6.54
SELL	996	6.42

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	01/02/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:08 01-Feb-06
Number	7716X

RNS Number:7716X
Franklin Resources Inc
01 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JANUARY 31, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	47,666,787	6.60%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	47,666,787	6.60%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	978,407	6.402 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	February 1, 2006
Contact name	ROBERT ROSSELOT
Telephone number	954-847-2285
If a connected EFM, name of	N/A

offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	16:19 01-Feb-06
Number	7854X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**31/01/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,265,319	2.529%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,639	643.500p
Sale	2,760	640.181p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 01/02/06

Contact name Albion Onojobi

Telephone number 0207 658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	11:24 02-Feb-06
Number	8254X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.25
Date of dealing	1 FEBRUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,191,720	1.272%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	9,191,720	1.272%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	26,900	GBP6.452500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 FEBRUARY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:47 02-Feb-06
Number	8300X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	01 FEBRUARY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
738,356	6.47 GBP	6.345 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
1,263,465	6.48 GBP	6.36 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**02 FEBRUARY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:01 02-Feb-06
Number	8301X

RNS Number:8301X
BNP Paribas London
02 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	1ST FEBRUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,998,450	2.907		
(2) Derivatives (other than options)			16,000,000	2.215
(3) Options and agreements to purchase/sell				
Total	20,998,450	2.907	16,000,000	2.215

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	3,369	6.33
	17,406	6.37
	3,294	6.375
SALES	4,657	6.42
	902	6.465

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	2ND FEBRUARY 2006
Contact name	ETHNA HORIGAN
Telephone number	020 7595 3659
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:07 02-Feb-06
Number	8344X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	1 February 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
255,941	6.4800	6.3400

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
263,220	6.4800	6.3650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	3,989	6.4215

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates**	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

		(Note 5)			(GBP)
Call	Writing	200,000	6.0000	American	2006/03/170.4400
Put	Writing	200,000	6.0000	American	2006/03/170.0500
Call	Writing	200,000	6.0000	American	2006/03/170.4400
Put	Writing	200,000	6.0000	American	2006/03/170.0500

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

None

....

Date of disclosure	2 February 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:11 02-Feb-06
Number	8362X

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	02 February 2006
Date of dealing	01 February 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

01 February 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	01/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
1,011,082	GBP 14.90	GBP 14.79
Total number of securities sold	**Highest price received**	**Lowest price received**
973,020	GBP 14.88	GBP 14.81

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	01/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
155,240	GBP 8.54	GBP 8.35
Total number of securities sold	**Highest price received**	**Lowest price received**
206,537	GBP 8.51	GBP 8.47

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02/02/2006

Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	01/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
707,170	GBP 6.47	GBP 6.33
Total number of securities sold	**Highest price received**	**Lowest price received**
466,747	GBP 6.48	GBP 6.33

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	01/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
38,299	GBP 7.56	GBP 7.45
Total number of securities sold	**Highest price received**	**Lowest price received**
13,888	GBP 7.56	GBP 7.51

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			20,000GBP 7.50
LONG CFDLONG			226,489GBP 7.28
LONG CFDLONG			59,754GBP 7.28
LONG CFDLONG			89,142GBP 7.28
LONG CFDLONG			469,615GBP 7.28

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			224,405GBP 7.28
LONG CFDSHORT			11,760GBP 7.28
LONG CFDSHORT			90,295GBP 7.28
LONG CFDSHORT			30,283GBP 7.28
LONG CFDSHORT			55,629GBP 7.28
LONG CFDSHORT			50,445GBP 7.28
LONG CFDSHORT			374,671GBP 7.28
LONG CFDSHORT			7,512GBP 7.28

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	12:56 02-Feb-06
Number	8379X

RNS Number:8379X
Boots Group PLC
02 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 25p

10) Date of transaction

Interests stated as at 30 January 2006

11) Date company informed

Received 2nd February 2006

12) Total holding following this notification

42,315,812

13) Total percentage holding of issued class following this notification

5.85%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....2nd February 2006....

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	13:22 02-Feb-06
Number	8408X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**01 February 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
870,649	**6.4500 GBP**	**6.3700 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** ((
854,733	**6.4400 GBP**	**6.3850 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**10,000**	**6.371911 GBP**
CFD	**Short**	**2,364**	**6.384706 GBP**
CFD	**Long**	**400**	**6.4069 GBP**
CFD	**Short**	**50,000**	**6.414742 GBP**
CFD	**Long**	**200,000**	**6.435924 GBP**
CFD	**Short**	**5,212**	**6.360002 GBP**
CFD	**Short**	**5,212**	**6.36 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	02 February 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group plc
Released	13:41 02-Feb-06
Number	8417X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**01/02/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,665,319	2.584%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	400,000	638.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 02/02/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	14:24 02-Feb-06
Number	8443X

This announcement replaces the previous RNS announcement reference 7566X released at 11:44am, 1st February 06. Amendment made to 2.(a) Total number of securities purchased due to a deleted trade and the late entry of another. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	31 JANUARY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
825,739	6.455 GBP	6.36 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
1,737,019	6.46 GBP	6.365 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	01 FEBRUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:04 02-Feb-06
Number	8475X

RNS Number:8475X
Franklin Resources Inc
02 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	FEBRUARY 1, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	47,683,241	6.60%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	47,683,241	6.60%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	16,454	6.524 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NOT STATED.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	FEBRUARY 2, 2006
Contact name	ROBERT ROSSELOT
Telephone number	954 847 2285
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	07:00 03-Feb-06
Number	8768X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**01 February 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**8,178,015**	**(2.26447%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**8,178,015**	**(2.26447%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	42,249	8.5290 GBP
Sale	46,805	8.4775 GBP
Sale	1,161	8.4741 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**02 February 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	10:58 03-Feb-06
Number	8912X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.25
Date of dealing	2 FEBRUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,076,620	1.257%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	9,076,620	1.257%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	115,100	GBP6.475000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 FEBRUARY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:04 03-Feb-06
Number	8917X

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	03 February 2006
Date of dealing	02 February 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

02 February 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
976,820	GBP 14.98	GBP 14.90
Total number of securities sold	**Highest price received**	**Lowest price received**
1,069,081	GBP 15.00	GBP 14.87

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDLONG			20,000GBP 14.89
LONG CFDLONG			60,000GBP 14.94

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

LONG CFDSHORT	5,000GBP 14.97

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
288,000	GBP 8.60	GBP 8.53
Total number of securities sold	**Highest price received**	**Lowest price received**
177,817	GBP 8.58	GBP 8.55

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,594,866	GBP 6.50	GBP 6.47
Total number of securities sold	**Highest price received**	**Lowest price received**
2,823,211	GBP 6.51	GBP 6.47

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc

Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
445,201	GBP 7.74	GBP 7.52
Total number of securities sold	**Highest price received**	**Lowest price received**
433,323	GBP 7.66	GBP 7.55

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

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Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:56 03-Feb-06
Number	8969X

RNS Number:8969X
BNP Paribas London
03 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	2ND FEBRUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,953,382	2.901		
(2) Derivatives (other than options)			16,000,000	2.215
(3) Options and agreements to purchase/sell				
Total	20,953,382	2.901	16,000,000	2.215

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	830	6.46
	1,580	6.47
	6,696	6.475
	23,951	6.48
	7,582	6.485
	7,969	6.49
	9,978	6.495
	600	6.5
	2,710	6.505
	600	6.51
SALES	1,688	6.465
	873	6.47
	10,000	6.475
	40,993	6.48
	54,010	6.485

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	3RD FEBRUARY 2006
Contact name	ETHNA HORIGAN
Telephone number	020 7595 3659

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:04 03-Feb-06
Number	9039X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	02 FEBRUARY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
492,639	6.51 GBP	6.46 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
961,282	6.51 GBP	6.46 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	519,401	6.4653 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	03 FEBRUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:27 03-Feb-06
Number	9064X

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	02/02/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	18627525	2.56719		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18627525	2.56719	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	6459	6.50
SELL	3942	6.48
SELL	2199	6.48

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	03/02/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:43 03-Feb-06
Number	9077X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	2 February 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
72,495	6.5100	6.4700

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
279,576	6.5050	6.4600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	42,581	6.4808
CFD	Short	12,500	6.4761
CFD	Short	79,909	6.4802

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call	**Writing, selling, purchasing,**	**Number of securities to which the**	**Exercise price** (GBP)	**Type, e.g. American, European**	**Expiry date**	**Option money paid/received**

option	varying etc.	option relates (Note 5)	etc.	per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	3 February 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	12:44 03-Feb-06
Number	9076X

Late Disclosure

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**1 February 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	4,497,024	(1.245%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	4,497,024	(1.245 %)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	16,085	8.4775

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**3 February 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	12:45 03-Feb-06
Number	9078X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**2 February 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	8,053,950	(2.23%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	8,053,950	(2.23%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	34,568	8.4950
Sale	89497	8.5383

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**3 February 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:48 03-Feb-06
Number	9081X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**02 February 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
400	6.4819 GBP	6.4819 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price paid received (]
914,313	6.5050 GBP	6.4750 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	779,850	6.48 GBP
CFD	Short	5,963	6.477374 GBP
CFD	Long	400	6.4819 GBP
CFD	Short	128,500	6.485063 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	03 February 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:34 03-Feb-06
Number	9121X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

Trade Amendments

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	31 January 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
270,688	6.4350	6.3600

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
932,926	6.4350	6.3600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	800,000	6.3800
CFD	Long	1,897	6.4290
CFD	Long	5,289	6.4070

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call	**Writing, selling, purchasing,**	**Number of securities to which the**	**Exercise price** (GBP)	**Type, e.g. American, European**	**Expiry date**	**Option money paid/received**

option	varying etc.	option relates (Note 5)	etc.	per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	3 February 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:16 03-Feb-06
Number	9190X

RNS Number:9190X
Franklin Resources Inc
03 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	FEBRUARY 2, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	48,845,415	6.76%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	48,845,415	6.76%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1,162,174	6.474 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure | FEBRUARY 3, 2006

Contact name | ROBERT ROSSELOT

Telephone number | 954 847 2285

If a connected EFM, name of offeree/offeror with which connected | N/A

If a connected EFM, state nature of connection (Note 10) | N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:21 06-Feb-06
Number	9644X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	03 February 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
16,154	6.4900 GBP	6.4700 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price paid received (]
35,068	6.4800 GBP	6.4700 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	36	6.471616 GBP
CFD	Short	3,068	6.468382 GBP
CFD	Short	17,000	6.47676 GBP
CFD	Long	900	6.4869 GBP
CFD	Long	15,000	6.494947 GBP
CFD	Long	15,000	6.478057 GBP
CFD	Short	218	6.471619 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	06 February 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:32 06-Feb-06
Number	9662X

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	06 February 2006
Date of dealing	03 February 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

03 February 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
64,944	GBP 14.94	GBP 14.81
Total number of securities sold	**Highest price received**	**Lowest price received**
109,643	GBP 14.95	GBP 14.87

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDLONG			20,000GBP 14.82

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
75,446	GBP 8.59	GBP 8.44
Total number of securities sold	Highest price received	Lowest price received
5,043	GBP 8.64	GBP 8.62

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/02/2006
Contact name	Alasdair Coutts-Britton

Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,088,297	GBP 6.50	GBP 6.46
Total number of securities sold	**Highest price received**	**Lowest price received**
1,260,008	GBP 6.50	GBP 6.46

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
491,657	GBP 7.75	GBP 7.55
Total number of securities sold	**Highest price received**	**Lowest price received**
424,408	GBP 7.73	GBP 7.64

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDLONG			70,000GBP 7.71

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:49 06-Feb-06
Number	9686X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**03 FEBRUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
423,213	**6.490 GBP**	**6.455 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
483,830	**6.460 GBP**	**6.490 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**SHORT**	**200,000**	**6.46129 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**06 FEBRUARY 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:51 06-Feb-06
Number	9687X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	3 February 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
4,144	6.4850	6.4550

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
23,145	6.4869	6.4550

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	1,311	6.475

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note	**Exercise price (GBP)**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

5)	(GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	6 February 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	11:54 06-Feb-06
Number	9679X

This announcement replaces the previous RNS announcement reference 8443X released at 14:24 on 2 Feb 06. Amendment made to 2.(a) Total number of securities purchased due to a deleted trade. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**31 JANUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
822,139	**6.455 GBP**	**6.36 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
1,737,019	**6.46 GBP**	**6.365 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	01 FEBRUARY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:58 06-Feb-06
Number	9705X

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	03/02/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18642431	2.56925		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18642431	2.56925	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	197	6.45
BUY	1323	6.48
BUY	13362	6.48
BUY	24	6.60

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	06/02/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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(63)

Regulatory Announcement

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure-Amend
Released	11:59 06-Feb-06
Number	9683X

This announcement amends the EPT disclosure which was released 03rd February 2006 at 11.04 under RNS number 8917X. The number of Boots Group plc common shares sold has been amended. All other details remain unchanged.

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	06 February 2006
Date of dealing	02 February 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

02 February 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Boots Group Plc - Common
London Stock Exchange Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
976,820	GBP 14.98	GBP 14.90
Total number of securities sold	**Highest price received**	**Lowest price received**
1,069,081	GBP 15.00	GBP 14.87

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
LONG CFDLONG			20,000GBP 14.89

LONG CFDLONG		60,000GBP 14.94	
Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT		5,000GBP 14.97	

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
288,000	GBP 8.60	GBP 8.53
Total number of securities sold	**Highest price received**	**Lowest price received**
177,817	GBP 8.58	GBP 8.55

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,594,866	GBP 6.50	GBP 6.47
Total number of securities sold	**Highest price received**	**Lowest price received**
2,819,711	GBP 6.51	GBP 6.47

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/02/2006

END



Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure - Amendment
Released	13:25 06-Feb-06
Number	9758X

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

Amendment – Trade Amendments

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	2 February 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
1,887	6.4850	6.4700

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
210,648	6.4950	6.4700

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	42,581	6.4808
CFD	Short	12,500	6.4761
CFD	Short	79,909	6.4802

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g.	**Writing, selling,**	**Number of securities to**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Option money**

call option	purchasing, varying etc.	which the option relates (Note 5)	(GBP)	European etc.	paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	6 February 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END



Regulatory Announcement

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	Rule 8.1-Boots Group Plc
Released	13:41 06-Feb-06
Number	9762X

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	2 February 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities			2,794	0.0004%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total			2,794	0.0004%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	1946	6.4850
Sell	183	6.4800
Sell	1892	6.4800
Buy	7710	6.4850
Buy	1700	6.4850
Buy	500	6.4850
Buy	491	6.4850
Buy	34	6.4850
Buy	2000	6.4800
Sell	2042	6.4800
Sell	385	6.4800
Sell	815	6.4800
Sell	2565	6.4800
Buy	2318	6.4700
Buy	2000	6.4900
Buy	2000	6.4700
Sell	945	6.4700
Sell	199	6.4700
Sell	1358	6.4800
Buy	1372	6.4950
Buy	773	6.4950
Buy	1108	6.4950
Buy	1220	6.4850
Buy	1803	6.4850
Buy	544	6.4850
Sell	456	6.4700
Sell	430	6.4700
Sell	850	6.4700
Sell	19	6.4700
Sell	942	6.4700
Sell	3544	6.4750
Sell	2916	6.4800
Sell	4800	6.4800
Sell	578	6.4850
Sell	2604	6.5000
Sell	3290	6.5000
Sell	2233	6.5000
Sell	3577	6.5050
Buy	1981	6.5050
Buy	1260	6.5050
Sell	550	6.5050
Sell	3267	6.5050
Sell	4024	6.5000
Buy	3786	6.5000
Buy	3000	6.5050
Buy	1922	6.5050
Buy	4000	6.5000
Sell	6548	6.5050
Sell	4952	6.5050
Buy	700	6.5100
Buy	1000	6.5100
Buy	1816	6.4800
Buy	7716	6.4800
Buy	5900	6.4800
Buy	5000	6.4800
Buy	5008	6.4850
Sell	7000	6.4600

Sell	1500	6.4600
Sell	4464	6.4600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6 February 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which associated	Alliance Unichem Plc
Specify category and nature of associate status (Note 10)	Advisor

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk
END

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Regulatory Announcement

Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:34 06-Feb-06
Number	9813X

RNS Number:9813X
BNP Paribas London
06 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	3RD FEBRUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,907,959	2.894		
(2) Derivatives (other than options)			16,000,000	2.215
(3) Options and agreements to purchase/sell				
Total	20,907,959	2.894	16,000,000	2.215

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	21,077	6.47
SALES	58,456	6.37
	5,199	6.465
	2,845	6.47

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 6TH FEBRUARY 2006

Contact name ETHNA HORIGAN

Telephone number 020 7595 3659

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	14:45 06-Feb-06
Number	9841X

RNS Number:9841X
Franklin Resources Inc
06 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	FEBRUARY 3,2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	49,676,015	6.88%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	49,676,015	6.88%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	830,600	6.465 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NOT STATED.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	FEBRUARY 6, 2006
Contact name	ROBERT ROSSELOT
Telephone number	954-847-2285
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3 - Alliance Unichem
Released	17:15 06-Feb-06
Number	0030Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**3February 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**7,930,891**	**(2.196%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**7,930,891**	**(2.196%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	123,059	8.4984

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**6 February 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	07:05 07-Feb-06
Number	2006020600

Boots Group Plc

RE: BOOTS GROUP PLC
JPY 1,000,000,000.00
MATURING: 08/Aug/2008
ISSUE DATE: 07/Feb/2005
ISIN: XS0211429302

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08/Feb/2006 TO 08/Aug/2006 HAS BEEN FIXED AT 0.307500 PCT.

DAY BASIS 181/360

INTEREST PAYABLE VALUE 08/Aug/2006 WILL AMOUNT TO
JPY 154,604.00 PER JPY 100,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

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Company	Office of Fair Trading
TIDM	OFT
Headline	Merger Update
Released	11:00 07-Feb-06
Number	0257Y

Merger update

Anticipated acquisition by Boots plc of Alliance UniChem plc

The OFT is not referring the anticipated acquisition by Boots of Alliance UniChem to the Competition Commission on the information currently available to it because it is considering whether, instead of making a reference, to accept appropriate undertakings from Boots to address the competition concerns arising from the merger.

The text of this decision will be placed on the Office of Fair Trading's web site at www.oft.gov.uk and will also appear in the Office's Weekly Gazette as soon as is reasonably practicable.

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Company	Office of Fair Trading
TIDM	OFT
Headline	Statement re Boots Unichem
Released	11:01 07-Feb-06
Number	0314Y

23/06 7 February 2006

OFT CONSIDERS UNDERTAKINGS INSTEAD OF REFERENCE TO THE COMPETITION COMMISSION

The OFT has decided today not to refer the anticipated acquisition by Boots plc of Alliance UniChem plc to the Competition Commission provided that satisfactory undertakings to address the competition concerns arising from the supply of retail pharmacy services in certain localities in the UK are given. If the parties do not give such undertakings, then the transaction will be referred..

John Fingleton, OFT Chief Executive said:

'This is a market in which government regulations restrict competition by imposing barriers to new market entrants. As a result, cost savings arising from this merger may not be fully passed on to consumers in the form of enhanced services. There remains a strong case for the government to reconsider the costs to consumers of maintaining these disproportionate restrictions on competition in the retail pharmacy sector.'

Vincent Smith, OFT Competition Enforcement Director added:

'The loss of rivalry between a Boots and UniChem pharmacy in a local area could give rise to competition concerns where consumers have limited alternative choices and given the regulatory barriers to new entry. This merger raises the realistic prospect of a substantial lessening of competition in around 100 local areas where competition would either be eliminated altogether or reduced. Customers in these areas would have a significantly reduced choice of local pharmacy. However, Boots has offered divestment undertakings for all of these areas and the OFT is satisfied that these will address its concerns.'

NOTES

1. **The Reference Test** — The OFT has a duty to make a reference to the CC if the OFT believes that it is or may be the case that arrangements are in progress or in contemplation which, if carried into effect, will result in the creation of a relevant merger situation; and the creation of that situation may be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services.

2. Under the Enterprise Act 2002 a relevant merger situation is created if two or more enterprises have ceased to be distinct enterprises; and the value of the turnover in the United Kingdom of the enterprise being taken over exceeds £70 million; or as a result of the transaction, in relation to the supply of goods or services of any description, a 25% share of supply in the UK (or a substantial part thereof) is created or enhanced.

3. Under section 73 of the Enterprise Act 2002 the OFT may, instead of making a reference, and for the purpose of remedying, mitigating or preventing the substantial lessening of competition concerned, or any adverse effect which has or may have resulted from it or may be expected to result from it, accept from such of the parties concerned as it considers appropriate undertakings to take such action as it considers appropriate. In doing so, the OFT will have regard to the need to achieve as comprehensive a solution as is reasonable and practicable to the substantial lessening of competition and any adverse effects resulting from it.

4. Before accepting any such undertakings under Schedule 10 of the Enterprise Act 2002, the OFT shall give notice of the proposed undertakings and will consider any representations made in accordance with that notice.

5. The text of these decisions will be placed on the Office of Fair Trading's web site at www.oft.gov.uk and will also appear in the Office's Weekly Gazette as soon as is reasonably practicable.

6. The OFT's market study *The control of entry regulations and retail pharmacy services in the UK* was published in January 2003 (revised version March 2003). The study found that the regulations by which local health authorities (now Primary Care Trusts) controlled the provision of community pharmacy services blocked entry by new pharmacy business into local markets, restricted consumer choice and convenience and restricted price competition on over-the-counter medicines (see PN 4/03 and statements of 17 July 2003 and 18 August 2004).

MEDIA enquiries: 020 7211+
Corinne Gladstone **8899** Julia Smith **8898**
Roger Hislop **8133** Julia Thompson **8901**
Kate Wilcox **8900**
Out of hours: mobile: 07774 134814 messages: 020 7211 8961
Copies of press notices: xt. 8993
http://www.oft.gov.uk

PUBLIC enquiries: 0845 7224499 enquiries@oft.gov.uk
OFT reports and consumer information leaflets are available free from:
OFT, PO Box 366, Hayes UB3 1XB 0800 389 3158 oft@eclogistics.co.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:18 07-Feb-06
Number	0336Y

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	06/02/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18640584	2.56899		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18640584	2.56899	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	1847	6.48

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	07/02/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Boots Group PLC
TIDM	BOOT
Headline	Merger Update
Released	11:21 07-Feb-06
Number	0335Y

RNS Number:0335Y
Boots Group PLC
07 February 2006

NOT FOR RELEASE, PUBLICATION, OR DISTRIBUTION IN, INTO OR FROM THE USA, AUSTRALIA, CANADA OR JAPAN

Merger Update

The Boards of Boots Group PLC and Alliance UniChem Plc welcome the decision announced today by the Office of Fair Trading ("OFT") not to refer the proposed merger between the two companies to the Competition Commission provided that satisfactory undertakings are given under section 73 of the Enterprise Act 2002.

The two companies will now work closely with the OFT to reach agreement on appropriate undertakings to address the concerns of the OFT relating to the prospect of the substantial lessening of competition in around 100 local areas.

A further announcement will be made when appropriate.

- Ends -

For further information please contact:

Media
Donal McCabe
Tel: 0115 968 7029
Mobile: 07769 690618

Investors
Chris Laud
Tel: 0115 968 7080

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Boots Group PLC or of Alliance UniChem Plc, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the relevant offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the relevant 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Boots Group PLC or of Alliance UniChem Plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Boots Group PLC or of Alliance UniChem Plc by Boots Group PLC or Alliance UniChem Plc, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk .

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Alliance UniChem PLC
TIDM	AUN
Headline	Merger Update
Released	11:24 07-Feb-06
Number	0345Y

RNS Number:0345Y
Alliance UniChem PLC
07 February 2006

7 February 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE USA, AUSTRALIA, CANADA OR JAPAN

Merger Update

The Boards of Alliance UniChem Plc and Boots Group PLC welcome the decision announced today by the Office of Fair Trading ("OFT") not to refer the proposed merger between the two companies for review by the Competition Commission under the provisions of the Enterprise Act 2002 subject to undertakings to take such action as the OFT considers appropriate.

The two companies will now work closely with the OFT to reach agreement on appropriate undertakings to address the concerns of the OFT relating to the prospect of a substantial lessening of competition in around 100 local areas identified by the OFT.

A further announcement will be made in due course.

- Ends -

Enquiries:

Alliance UniChem Plc
Marco Pagni / Gerald Gradwell 01932 870550

Gavin Anderson & Company
Richard Constant / Deborah Walter 020 7554 1400

This information is provided by RNS
The company news service from the London Stock Exchange

END

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AFX UK Focus Story

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	UK OFT clears Boots buy of Alliance Unichem conditional on undertakings
Released	11:35 07-Feb-06
Number	113547.07022006

LONDON (AFX) - The Office of Fair Trading said it has cleared the acquisition by Boots PLC of rival Alliance UniChem PLC conditional on Boots fulfilling disposal undertakings it has given to address competition concerns.

The OFT said it is not referring the acquisition to the Competition Commission 'provided that satisfactory undertakings to address the competition concerns arising from the supply of retail pharmacy services in certain localities in the UK are given.'

OFT Competition Enforcement Diretor Vincent Smith said: 'The loss of rivalry between a Boots and UniChem pharmacy in a local area could give rise to competition concerns where consumers have limited alternative choices and given the regulatory barriers to new entry.'

But Smith added: 'Boots has offered divestment undertakings for all of these areas and the OFT is satisfied that these will address its concerns.'

newsdesk@afxnews.com

cw

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AFX UK Focus Story

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	UK OFT asks Boots, Unichem to sell 100 stores to clear merger UPDATE
Released	12:49 07-Feb-06
Number	124908.07022006

(Recasts, adds detail, analyst quote, shares)

LONDON (AFX) - British antitrust watchdogs have given the go-ahead to the merger of Boots PLC and Alliance UniChem PLC, conditional on the sale of around 100 pharmacies to allay competition concerns.

In its current form the proposed deal was expected to be referred to the Competition Commission for further examination, given that the merged groups would control almost a fifth of Britain's dispensing chemists.

The Office of Fair trading said it has identified around 100 areas where the presence of both a Boots and Unichem pharmacy could create a lessening of competition. It will clear the merger if they are sold.

'Boots has offered divestment undertakings for all of these areas and the OFT is satisfied that these will address its concerns,' enforcement director Vincent Smith said.

Last October, the two companies agreed a nil-premium 'merger of equals' worth around 7 bln stg to create an international pharmacy-led healthcare giant.

The new group, to be called Alliance Boots, will have combined sales of over 13 bln stg and operating profits in excess of 700 mln stg.

If the deal is approved by shareholders and the regulators demands met, the enlarged company will trade from 2,500 stores and control just under 19 pct of the country's pharmacies.

'The undertakings don't seem unreasonable, it looks like they are going to have dispose of about 100 stores, that's about what we thought they would have to do,' analyst Richard Ratner at Seymour Pierce said.

He said it is now likely that the merger will be given the green light by both companies' shareholders. Initially, Boots struggled to convince investors of its merits.

Boots and Alliance UniChem both welcomed the decision.

'The two companies will now work closely with the OFT to reach agreement on appropriate undertakings to address the concerns,' they said in a statement.

Boots shares reversed declines on the news, and at noon were trading 4 pence higher at 679.

Alliance Unichem advanced 2.7 pct, or 23 pence, to 883.

newsdesk@afxnews.com

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AFX UK Focus Story

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	UK OFT clears Boots buy of Alliance Unichem conditional on undertakings - UPDATE
Released	11:42 07-Feb-06
Number	114250.07022006

(Adds further comment from OFT and cooperation pledge from Boots)

LONDON (AFX) - The Office of Fair Trading said it has cleared the acquisition by Boots PLC of rival Alliance UniChem PLC conditional on Boots fulfilling disposal undertakings it has given to address competition concerns.

The OFT said it is not referring the acquisition to the Competition Commission 'provided that satisfactory undertakings to address the competition concerns arising from the supply of retail pharmacy services in certain localities in the UK are given.'

OFT Competition Enforcement Director Vincent Smith said: 'The loss of rivalry between a Boots and UniChem pharmacy in a local area could give rise to competition concerns where consumers have limited alternative choices and given the regulatory barriers to new entry.'

But Smith added: 'Boots has offered divestment undertakings for all of these areas and the OFT is satisfied that these will address its concerns.'

He said the acquisition raises the prospect of a 'substantial lessening' of competition in about 100 local areas and in a separate statement Boots said it will work with the OFT to address it concerns in these areas.

newsdesk@afxnews.com

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:50 07-Feb-06
Number	0381Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**06 FEBRUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
890,127	**6.750 GBP**	**6.535 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
1,385,078	**6.745 GBP**	**6.520 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**LONG**	**219,935**	**6.6472 GBP**
CFD	**LONG**	**33,906**	**6.7246 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	07 FEBRUARY 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:54 07-Feb-06
Number	0385Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	6 February 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
700,848	6.7500	6.5500

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
373,275	6.7500	6.5500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	95,000	6.6349
CFD	Long	29,408	6.6981
CFD	Long	267,742	6.7326

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call	**Writing, selling, purchasing,**	**Number of securities to which the**	**Exercise price** (GBP)	**Type, e.g. American, European**	**Expiry date**	**Option money paid/received**

option	varying etc.	option relates (Note 5)	etc.	per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	7 February 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:04 07-Feb-06
Number	0408Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**06 February 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
155,815	**6.7100 GBP**	**6.4750 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price paid received ((
111,946	**6.7097 GBP**	**6.5300 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	268	**6.711176 GBP**
CFD	Short	1,831	**6.688461 GBP**
CFD	Short	1,831	**6.528041 GBP**
CFD	Long	59,271	**6.5962 GBP**
CFD	Long	17,500	**6.6298 GBP**
CFD	Long	25,000	**6.688459 GBP**
CFD	Long	25,000	**6.669999 GBP**
CFD	Short	15	**6.698325 GBP**
CFD	Long	100	**6.702 GBP**
CFD	Short	85,100	**6.7097 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı
Call Option	Writing	22,887	7.3899 GBP	European	MAY 08	0.12:

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	07 February 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

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Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:42 07-Feb-06
Number	0382Y

RNS Number:0382Y
BNP Paribas London
07 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	6TH FEBRUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,854,115	2.887		
(2) Derivatives (other than options)			16,000,000	2.215
(3) Options and agreements to purchase/sell				
Total	20,854,115	2.887	16,000,000	2.215

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	2,869	6.69
	955	6.695
	600	6.705
	46,341	6.725
	42,105	6.73
SALES	50,000	6.54
	50,000	6.62
	33,581	6.685
	10,914	6.73
	2,219	6.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	7TH FEBRUARY 2006
Contact name	ETHNA HORIGAN
Telephone number	020 7595 3659
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	14:32 07-Feb-06
Number	0550Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**06 February 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	7,908,517	(2.190%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	7,908,517	(2.190%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	22,374	8.5472

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**7 February 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:45 07-Feb-06
Number	0567Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	06/02/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,820,983	2.606%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	156,243	661.2
Sale	579	675.0

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 07/02/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	14:56 07-Feb-06
Number	0568Y

RNS Number:0568Y
Franklin Resources Inc
07 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	FEBRUARY 6, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	49,674,215	6.88%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	49,674,215	6.88%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1,800	6.4693 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure FEBRUARY 7, 2006

Contact name LORI A. WEBER

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement


RECEIVED
2006 MAY -3 A 11:-0
FICE OF INTERNATIONAL
CORPORATE FINANCE

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	16:11 07-Feb-06
Number	0646Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MICHAEL OLIVER

8 State the nature of the transaction

SALE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

17,483

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0024%

13. Price per *share* or value of transaction

£6.75

14. Date and place of transaction

7th February 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

98,937 0.0136%

16. Date issuer informed of transaction

7th February 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

SONIA FENNELL 0115 9687094

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

7th February 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

MADELINE OLIVER - SPOUSE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 4

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MADELINE OLIVER

8 State the nature of the transaction

SALE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

5,000

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0006%

13. Price per *share* or value of transaction

£6.75

14. Date and place of transaction

7th February 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

98,937 0.0136%

16. Date issuer informed of transaction

7th February 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………………

………………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………………

23. Any additional information

………………………………………

24. Name of contact and telephone number for queries

SONIA FENNELL 0115 9687094

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

7th February 2006

END
END



Regulatory Announcement

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	07:00 08-Feb-06
Number	0783Y

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	07 February 2006
Date of dealing	06 February 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

06 February 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Boots Group Plc - Common
London Stock Exchange Plc - Common
AMENDMENT
state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
188,009	GBP 14.88	GBP 14.81
Total number of securities sold	**Highest price received**	**Lowest price received**
93,953	GBP 14.86	GBP 14.79

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDLONG			40,000GBP 14.84

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
37,206	GBP 8.62	GBP 8.47
Total number of securities sold	**Highest price received**	**Lowest price received**
11,199	GBP 8.60	GBP 8.50

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			3,287GBP 8.59

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/02/2006
Contact name	Alasdair Coutts-Britton

Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Alliance UniChem Plc
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,674,315	GBP 6.75	GBP 6.52
Total number of securities sold	**Highest price received**	**Lowest price received**
7,593,643	GBP 6.74	GBP 6.53

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG		10,000GBP 6.62	
Short SwapSHORT		5,000,000 GBP 6.71	
LONG CFDSHORT		200,000GBP 6.57	

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
31,111	GBP 7.80	GBP 7.76
Total number of securities sold	**Highest price received**	**Lowest price received**
535,371	GBP 7.81	GBP 7.74

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

Close

AFX UK Focus Story

Go to market news section

Company	RECKITT BENCKISER PLC ORD 10 10/19P
TIDM	RB.
Headline	Reckitt Benckiser delivers record profit - UPDATE
Released	09:51 08-Feb-06
Number	095109.08022006

Incorporates CEO comments, adds detail, background and share price

LONDON (AFX) - Reckitt Benckiser PLC posted a 15 pct increase in fourth quarter earnings as new products such as Cillit Bang grime remover helped the world's biggest maker of household cleaning goods deliver record sales.

The maker of Finish dishwasher powder, Air Wick air fresheners and Lysol disinfectant said net profit rose to a record 227 mln stg in the three months to Dec 31 from 197 mln, on sales up 8 pct to 1.1 bln.

Financial analysts had expected fourth quarter net profit of around 207 mln stg.

'Reckitt Benckiser sustained its robust growth ahead of the market resulting in our highest ever quarter for net revenues, operating profit and net income,' chief executive Bart Becht said in a statement.

Sales were boosted by the launch of various products including, Finish 4-in-1 dishwasher powder, Air Wick Freshmatic air fresheners and Vanish Oxi Action Max stain remover.

Meanwhile, the company said close control of costs had helped it reach a 20 pct operating margin target a year early. It is aiming for mid-teen net revenue growth and low-double-digit underlying net earnings growth in 2006.

BHI, the over-the-counter (OTC) healthcare business bought last month for 1.96 bln stg from British pharmacy retailer Boots Group PLC, is set to help it weather what are seen as 'increasingly challenging market conditions'.

The deal saw Reckitt nearly double the size of its presence in the fast-growing consumer healthcare market, adding Nurofen painkillers, Strepsils throat lozenges and Clearasil skin cleanser to its stable.

'We are highly enthusiastic on this transaction, despite the full price paid and believe the initial upgrades linked to it are conservative given the revenue synergies,' Deutshce Bank said in a recent note.

With BHI expected to generate 75 mln stg of annual savings, Becht is concentrating on bedding in the business, although he said he nonetheless remains on the lookout for other assets.

'We're looking for in-fill acquisitions in existing categories, including OTC healthcare, regional fill-in in Latin America and Asia, and if there ever happens to be industry consolidation we'd also be open to look at that.'

He declined to comment on whether he would be interested in acquiring Pfizer Inc's over-the-counter

medicine business, which the US drugs giant said it might sell late Tuesday.

Pzizer's business had 3.9 bln usd (2.2 bln stg) in sales last year.

Reckitt said annual earnings rose 16 pct to 669 mln stg on sales up 8 pct to 4.2 bln, both records.

The company is proposing a final dividend of 21 pence per share, up 17 pct, giving a full-year payout of 39 pence, up 15 pct.

Reckitt stock rose 10 pence to 1945 by 9.20 am, valuing the company at 14.1 bln stg.

The shares have gained 43 pct over the past two years, outperforming that of struggling rival Unilever PLC by 33 pct.

rob.branch@afxnews.com

rhb/slm

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	10:27 08-Feb-06
Number	0918Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.25**
Date of dealing	**07 February 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	29,385,327	4.06%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	29,385,327	4.06%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	18,400	GBP 6.8

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	08 February 2006
Contact name	Helen Tasker
Telephone number	0207 528 6818

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

AFX UK Focus Story

Go to market news section

Company	RECKITT BENCKISER PLC ORD 10 10/19P
TIDM	RB.
Headline	Reckitt Benckiser delivers record profit - UPDATE
Released	10:40 08-Feb-06
Number	104008.08022006

(Adds detail, updates share price)

LONDON (AFX) - Reckitt Benckiser PLC posted a 15 pct increase in fourth quarter earnings as new products such as Cillit Bang grime remover helped the world's biggest maker of household cleaning goods deliver record sales.

The maker of Finish dishwasher powder, Air Wick air fresheners and Lysol disinfectant said net profit rose to a record 227 mln stg in the three months to Dec 31 from 197 mln, on sales up 8 pct to 1.1 bln.

Financial analysts had expected fourth quarter net profit of around 207 mln stg.

'Reckitt Benckiser sustained its robust growth ahead of the market resulting in our highest ever quarter for net revenues, operating profit and net income,' chief executive Bart Becht said in a statement.

Reckitt stock rose 12 pence to 1947 by 10.20 am, valuing the company at 14.1 bln stg.

The shares have gained 43 pct over the past two years during which time struggling rival Unilever PLC's stock had gained just 10 pct.

Sales were boosted by the launch of various products including Finish 4-in-1 dishwasher powder, Air Wick Freshmatic air fresheners and Vanish Oxi Action Max stain remover.

The company said close control of costs had helped it reach a 20 pct operating margin target a year early.

It is aiming for mid-teen net revenue growth and low-double-digit underlying net earnings growth in 2006, helped by last month's acquisition of British pharmacy retailer Boots Group PLC's over-the-counter (OTC) healthcare business.

BHI, bought for 1.96 bln stg, is expected to generate 75 mln stg of cost savings by 2008.

With 40 pct of those savings set to flow through next year, the deal is expected to help Reckitt weather 'increasingly challenging market conditions', particularly in Europe.

The BHI acquisition saw Reckitt nearly double the size of its fast-growing consumer healthcare business by adding Nurofen painkillers, Strepsils throat lozenges and Clearasil skin cleanser.

'We are highly enthusiastic on this transaction, despite the full price paid and believe the initial upgrades linked to it are conservative given the revenue synergies,' Deutsche Bank said in a recent note.

Becht said while he is concentrating on bedding in the business he remains on the lookout for other assets.

'We're looking for in-fill acquisitions in existing categories, including OTC healthcare, regional fill-in in Latin America and Asia, and if there ever happens to be industry consolidation we'd also be open to look at that.'

But he declined to comment on whether he would be interested in acquiring Pfizer Inc's over-the-counter medicine business, which the US drugs giant said it might sell late Tuesday.

Pfizer's business had 3.9 bln usd (2.2 bln stg) in sales last year.

Reckitt said annual earnings rose 16 pct to 669 mln stg on sales up 8 pct to 4.2 bln, both records.

It said it will buy back a further 300 mln stg of stock this year.

A final dividend of 21 pence per share, up 17 pct, is planned giving a full-year payout of 39 pence, up 15 pct.

rob.branch@afxnews.com

rhb/slm/rhb/cml



Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:09 08-Feb-06
Number	0971Y

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	07/02/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 21,979 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18618605	2.56596		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18618605	2.56596	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	08/02/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Share Consolidation
Released	11:40 08-Feb-06
Number	1039Y

Boots Group PLC

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM US, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

Boots Group PLC ("Boots" or the "Company")
Share Consolidation

Boots announces that it has made an application today to the UK Listing Authority for 485,717,232 New Boots Ordinary Shares of 37 7/39 pence each to be admitted to the Official List. An application has also been made to the London Stock Exchange today for these shares to be admitted to trading. The New Boots Ordinary Shares resulting from the Share Consolidation described in the circular to shareholders dated 4 November 2005 will each carry the same rights as are set out in the Articles of Association for each Existing Ordinary Boots Share. Dealing in these shares is expected to commence on 13 February 2006.

Terms used in this announcement shall have the meaning given to them in the circular dated 4 November 2005.

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Regulatory Announcement

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:03 08-Feb-06
Number	1067Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	7 February 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
441,141	6.8050	6.6600

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
427,887	6.8450	6.6550

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	13,500	6.6833
CFD	Long	26,711	6.7310
CFD	Long	3,845	6.6750
CFD	Long	30,000	6.7500

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price (GBP)	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	8 February 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:09 08-Feb-06
Number	1075Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	07 FEBRUARY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
908,450	6.845 GBP	6.625 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
1,223,489	6.820 GBP	6.640 GBP

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	35,000	6.7044 GBP
CFD	SHORT	250,000	6.6400 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	08 FEBRUARY 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	12:14 08-Feb-06
Number	1087Y

This announcement replaces the previous RNS announcement reference 0381Y released at 11:50 on 7 Feb 06. Amendment made to 2.(a) Total number of securities sold and 2.(b) Derivatives transactions due to the late entry of trades. All other information remains unchanged.

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**06 FEBRUARY 2006**

2. DEALINGS (Note 2)
(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
890,127	**6.750 GBP**	**6.535 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
1,562,578	**6.745 GBP**	**6.520 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**LONG**	**219,935**	**6.6472 GBP**
CFD	**LONG**	**33,906**	**6.7246 GBP**
CFD	**SHORT**	**100,000**	**6.5277 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**07 FEBRUARY 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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(10)

Regulatory Announcement

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:29 08-Feb-06
Number	1118Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**07 February 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
228,600	**6.8202 GBP**	**6.6800 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (I
328,958	**6.7800 GBP**	**6.6476 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**10,000**	**6.64759 GBP**
CFD	**Short**	**35,000**	**6.640013 GBP**
CFD	**Short**	**35,000**	**6.687993 GBP**
CFD	**Long**	**15,000**	**6.64759 GBP**
CFD	**Short**	**50,000**	**6.763117 GBP**
CFD	**Long**	**22,014**	**6.7665 GBP**
CFD	**Short**	**14,572**	**6.766679 GBP**
CFD	**Short**	**180,000**	**6.77372 GBP**
CFD	**Long**	**156,586**	**6.8202 GBP**
CFD	**Long**	**4,900**	**6.7462 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı
Call Option	Writing	22,887	7.3899 GBP	European	MAY 08	0.12:

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	08 February 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:32 08-Feb-06
Number	1122Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**07/02/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,658,477	2.721%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	55,400	678.737p
Purchase	20,000	674.083p
Purchase	762,094	668.984p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 08/02/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:47 08-Feb-06
Number	1160Y

RNS Number:1160Y
BNP Paribas London
08 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	7TH FEBRUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,833,030	2.884		
(2) Derivatives (other than options)			16,000,000	2.215
(3) Options and agreements to purchase/sell				
Total	20,833,030	2.884	16,000,000	2.215

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	10,315	6.74
	29,500	6.775
	6,250	6.79
	1,952	6.845
SALES	58,456	6.67
	1,250	6.75
	1,568	6.76
	6,952	6.8
	876	6.845

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8TH FEBRUARY 2006
Contact name	ETHNA HORIGAN
Telephone number	020 7595 3659

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:14 08-Feb-06
Number	1221Y

RNS Number:1221Y
Franklin Resources Inc
08 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	FEBRUARY 7, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	50,197,238	6.95%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	50,197,238	6.95%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	523,023	6.72 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	February 8, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of	N/A

offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)   N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	16:37 08-Feb-06
Number	1355Y

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	08 February 2006
Date of dealing	07 February 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

07 February 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
131,894	GBP 14.80	GBP 14.63
Total number of securities sold	**Highest price received**	**Lowest price received**
76,875	GBP 14.77	GBP 14.70

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
133,561	GBP 8.83	GBP 8.68
Total number of securities sold	**Highest price received**	**Lowest price received**
68,796	GBP 8.83	GBP 8.73

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/02/2006
Contact name	Alasdair Coutts-Britton

Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Alliance UniChem Plc
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,080,028	GBP 6.81	GBP 6.60
Total number of securities sold	**Highest price received**	**Lowest price received**
1,235,560	GBP 6.82	GBP 6.67

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			160,000GBP 6.70
LONG CFDSHORT			340,000GBP 6.70
LONG CFDSHORT			100,000GBP 6.79

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
4,432	GBP 7.73	GBP 7.62
Total number of securities sold	**Highest price received**	**Lowest price received**
2,663	GBP 7.74	GBP 7.64

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	17:04 08-Feb-06
Number	1393Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**07 February 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**7,905,331**	**(2.189%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**7,905,331**	**(2.189%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,186	8.7752

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**8 February 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	10:43 09-Feb-06
Number	1639Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	8 February 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
2,769,330	6.8050	6.7400

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
2,800,769	6.8100	6.7500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	6,345	6.755

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

5) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	9 February 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group
Released	11:27 09-Feb-06
Number	1709Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.25**
Date of dealing	**08 February 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	29,411,487	4.07%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	29,411,487	4.07%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	25,160	GBP 6.7825
Purchase	1,000	GBP 6.76

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	09 February 2006
Contact name	Helen Tasker

Telephone number 0207 528 6818

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:15 09-Feb-06
Number	1782Y

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	08/02/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 31,898 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18568020	2.55899		
(2) Derivatives other than options	0	0.00000	195222	0.02690
(3) Options & Agreements to Purchase/Sell				
Total	18568020	2.55899	195222	0.02690

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	129	6.54
SELL	18816	6.75

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date 09/02/2006
Contact Name Caroline OConnor
Telephone Number 020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected N/A
If Connected EFM State Nature of Connection (Note 10) N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:25 09-Feb-06
Number	1795Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**08 FEBRUARY 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
551,195	**6.8105 GBP**	**6.735 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
500,195	**6.805 GBP**	**6.7399 GBP**

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**LONG**	**250,000**	**6.7651 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**09 FEBRUARY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:58 09-Feb-06
Number	1854Y

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	09 February 2006
Date of dealing	08 February 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

08 February 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	08/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
27,229	GBP 8.73	GBP 8.62
Total number of securities sold	**Highest price received**	**Lowest price received**
2,912	GBP 8.65	GBP 8.66

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	08/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
36,679	GBP 14.66	GBP 14.57
Total number of securities sold	**Highest price received**	**Lowest price received**
12,156	GBP 14.62	GBP 14.60

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/02/2006

Contact name Alasdair Coutts-Britton
Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected BOC Group plc
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	08/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
883,776	GBP 6.75	GBP 6.78

Total number of securities sold	Highest price received	Lowest price received
105,595	GBP 6.81	GBP 6.74

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	08/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities	Highest price paid	Lowest price paid

purchased		
54,501	GBP 7.68	GBP 7.56
Total number of securities sold	Highest price received	Lowest price received
88,034	GBP 7.69	GBP 7.58

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

END

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Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:00 09-Feb-06
Number	1818Y

RNS Number:1818Y
BNP Paribas London
09 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP PARIBAS ARBITRAGE SNC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	8TH FEBRUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,867,571	2.889		
(2) Derivatives (other than options)			16,000,000	2.215
(3) Options and agreements to purchase/sell				
Total	20,889,571	2.889	16,000,000	2.215

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASES	15,401	6.75
	43,570	6.775
	2,664	6.7601
SALES	1,739	6.75
	2,755	6.755
	6,080	6.76
	8,000	6.775
	8,000	6.78
	520	6.79

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 9TH FEBRUARY 2006

Contact name	ETHNA HORIGAN
Telephone number	020 7595 3659

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:02 09-Feb-06
Number	1898Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 25p**
Date of dealing	**08/02/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	21,118,534	2.924%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,184,057	675.00p
Purchase	269,000	676.25p
Purchase	7,000	678.50p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 09/02/06

Contact name	Albion Onojobi
Telephone number	0207 658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:42 09-Feb-06
Number	1997Y

RNS Number:1997Y
Franklin Resources Inc
09 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	FEBRUARY 8, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	51,527,767	7.13%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	51,527,767	7.13%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1,333,979	6.703 GBP
SALE	3,450	6.582 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	FEBRUARY 9,2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Boots Group PLC
TIDM	BOOT
Headline	Statement re Special Dividend
Released	17:03 09-Feb-06
Number	2103Y

Boots Group PLC
9 February 2006

Boots Group PLC
Special Dividend

The Board of Boots announces that it has resolved to pay a special interim dividend of 200p per ordinary share to be paid on 24 February 2006 to those shareholders on the register as at 10 February 2006, subject to the consolidation of Boots ordinary shares in the ratio 58 to 39 having become effective.

The Dividend Reinvestment Plan will not be available for this dividend.

The consolidation is expected to take effect and the shares will trade ex-dividend on 13 February 2006.

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Company	BOOTS GROUP PLC ORD 25P
TIDM	BOOT
Headline	Boots to pay 200p special dividend
Released	17:40 09-Feb-06
Number	174056.09022006

LONDON (AFX) - Boots Group PLC said it has resolved to pay a special interim dividend of 200 pence per ordinary share, subject to the consolidation of Boots ordinary shares in the ratio 58 to 39 having become effective.

The consolidation is expected to take effect and the shares will trade ex-dividend on Feb 13, the company said.

newsdesk@afxnews.com

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Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	09:47 10-Feb-06
Number	2298Y

Late Disclosure

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**8 February 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	(%)	Number
(1) Relevant securities	**4,437,159**	**(1.228%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**4,437,159**	**(1.228%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	59,865	8.7752

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**10 February 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Aliiance Unichem)
Released	09:48 10-Feb-06
Number	2301Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**08 February 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**7,836,913**	**(2.17%)**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**7,836,913**	**(2.17%)**	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	68,418	8.6591

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**10 February 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:05 10-Feb-06
Number	2329Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**08 February 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
14,400	**6.8100 GBP**	**6.7469 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** ()
698,941	**6.7741 GBP**	**6.7432 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**2,060**	**6.812536 GBP**
CFD	**Short**	**3,068**	**6.812542 GBP**
CFD	**Short**	**5,963**	**6.812544 GBP**
CFD	**Short**	**15**	**6.812545 GBP**
CFD	**Short**	**6,588**	**6.812539 GBP**
CFD	**Short**	**50,000**	**6.811593 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	10 February 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:22 10-Feb-06
Number	2434Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	09 FEBRUARY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
490,667	6.83 GBP	6.75 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
361,823	6.855 GBP	6.735 GBP

(6) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
PUT	PURCHASING	500,000	7.00 GBP	EUROPEAN	31/03/2006	33 GBP
CALL	PURCHASING	500,000	7.00 GBP	EUROPEAN	31/03/2006	13 GBP

(ii) Exercising

Product name,	Number of	Exercise price

e.g. call option **securities** **per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	**10 FEBRUARY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:54 10-Feb-06
Number	2474Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	9 February 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) (GBP)	**Lowest price paid** (Note 3) (GBP)
1,100,297	6.8500	6.7450

Total number of securities sold	**Highest price received** (Note 3) (GBP)	**Lowest price received** (Note 3) (GBP)
1,225,308	6.8550	6.7650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	9,997	6.7983
CFD	Short	198,174	6.7988

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying**	**Number of securities to which the option**	**Exercise price** (GBP)	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit**

etc.	relates (Note 5)		(Note 3) (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
None
....

Date of disclosure	10 February 2006
Contact name	Jenny Lundquist
Telephone number	020 7883 4332
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:00 10-Feb-06
Number	2487Y

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**09 February 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
104,192	**6.8200 GBP**	**6.8050 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price paid received** (]
50,000	**6.8150 GBP**	**6.8150 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**2,060**	**6.812536 GBP**
CFD	**Short**	**3,068**	**6.812542 GBP**
CFD	**Short**	**5,963**	**6.81254 GBP**
CFD	**Short**	**15**	**6.812545 GBP**
CFD	**Short**	**6,588**	**6.812539 GBP**
CFD	**Short**	**50,000**	**6.811593 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	10 February 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	Boots Group Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:53 10-Feb-06
Number	2564Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	09/02/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	21,926,364	3.055%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	807,830	678.302p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	10/02/06
Contact name	Albion Onojobi

Telephone number 0207 658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:55 10-Feb-06
Number	2568Y

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	10 February 2006
Date of dealing	09 February 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

09 February 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

London Stock Exchange Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
11,848	GBP 8.67	GBP 8.59
Total number of securities sold	**Highest price received**	**Lowest price received**
2,898	GBP 8.79	GBP 8.67

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing,**	**Number of**	**Exercise**	**Type, e.g.**	**Type, e.g.**	**Option**

	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	money paid/received per unit
eg call option						

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
106,711	GBP 6.77	GBP 6.83
Total number of securities sold	**Highest price received**	**Lowest price received**
81,894	GBP 6.84	GBP 6.74

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/02/2006

Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
201,096	GBP 14.9	GBP 14.71
Total number of securities sold	**Highest price received**	**Lowest price received**
197,596	GBP 14.92	GBP 14.75

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	London Stock Exchange Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/02/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
108,097	GBP 7.72	GBP 7.65
Total number of securities sold	**Highest price received**	**Lowest price received**
110,641	GBP 7.71	GBP 7.65

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
Long CFD	Short	25,961	GBP 7.70

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/02/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	London Stock Exchange Plc
Nature of connection #	Advisor

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:17 10-Feb-06
Number	2703Y

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	09/02/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	18817784	2.59341		
(2) Derivatives other than options	0	0.00000	0	0.00000
(3) Options & Agreements to Purchase/Sell				
Total	18817784	2.59341	0	0.00000

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	246100	6.75

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)
CFD	LONG	48132	6.76
CFD	LONG	3664	6.76
CFD	LONG	133682	6.76

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	10/02/2006
Contact Name	Caroline OConnor
Telephone Number	020 7698 6130
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Company	BNP Paribas London
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:19 10-Feb-06
Number	2683Y

RNS Number:2683Y
BNP Paribas London
10 February 2006

The following amendment has been made to the 'Rule 8.3- Boots Group PLC' announcement released today at 14.16 under RNS No 2625Y.

Under 3.(a) Purchases and Sales the Purchase of 600 shares should have read 6.75 and not 9.75 for Price per unit.

All other details remain unchanged.

The full amended text is shown below.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BNP Paribas Arbitrage SNC
Company dealt in	Boots Group PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	9TH FEBRUARY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,876,722	2.890		
(2) Derivatives (other than options)			16,000,000	2.215
(3) Options and agreements to purchase/sell				
Total	20,876,722	2.890	16,000,000	2.215

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	600	6.75
	908	6.78
	5,430	6.815
	5,430	6.83
SALES	600	6.75
	2,617	6.77

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	10TH FEBRUARY 2006
Contact name	ETHNA HORIGAN
Telephone number	020 7595 3659

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	16:07 10-Feb-06
Number	2780Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of body named in 2 and its subsidiary companies

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed. Notifiable interest in total of 29,568,787 shares.

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

N/A

11) Date company informed

Received 9th February 2006

12) Total holding following this notification

29,568,787

13) Total percentage holding of issued class following this notification

4.09%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....10th February 2006....

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:31 10-Feb-06
Number	2791Y

RNS Number:2791Y
Franklin Resources Inc
10 February 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	FEBRUARY 9, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	52,022,157	7.20%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	52,022,157	7.20%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	497,370	6.786 GBP
SALE	2,980	6.776 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	FEBRUARY 10,2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Alliance Unichem)
Released	16:49 10-Feb-06
Number	2817Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management LP**
Company dealt in	**Alliance Unichem Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares**
Date of dealing	**09 February 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	7,734,286	(2.14%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	7,734,286	(2.14%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	102,627	8.7396

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

NONE

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**10 February 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**Boots Group Plc**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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